December 20, 2013

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Separate Account - I ("Registrant") of Jackson National Life
Insurance Company (File Nos. 333-_________ and 811-08664)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 437 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (the “Prospectus”) is substantially identical to the prospectus contained in the amendment to the registration statement on Form N-4 filed on April 24, 2013 (File No. 333-176619) as updated by the supplement contained in Post-Effective Amendment No. 4 filed on September 12, 2013 (the "Prior Filing").  The Prospectus includes changes to the minimum premium requirement (see page 34) and disclosure regarding a “static” asset allocation program available through selling broker dealers (see page 46). Based on the foregoing, Registrant is requesting selective review, whereby review will be limited to the changes described above.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the Prospectus and a copy marked to show changes from the Prior Filing. The page references cited above are to the marked copy.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:           Alberto Zapata
Joan E. Boros